November 29, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated November 22, 2010 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010, May 28, 2010, July 20, 2010 and September 23, 2010 (collectively, the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010 and Form 10-Q for the Quarterly Period Ended September 30, 2010 (each a “Form 10-Q” and together with the Form 10-K, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, the Company has herein provided the Staff with the requested information and will, where specifically noted herein, address the Staff’s comments in future filings with the Commission.

United States Securities and Exchange Commission

Attn: Melissa Walsh

November 29, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.	Comment: In response to comment 2 in your letter dated August 13, 2010, you indicate that in future filings you would enhance your discussion of the relationship between AIR MILES reward miles issued and AIR MILES reward miles redeemed to include a discussion of the impact on future revenue. Tell us where you have included this disclosure in your filing.

Response: As indicated in our response to comment 2 in our letter dated August 13, 2010, the Company intends to enhance the Overview section of the MD&A included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as follows:

“The number of AIR MILES reward miles issued impacts the number of future AIR MILES reward miles available to be redeemed. This can also impact our future revenue recognized with respect to the number of AIR MILES reward miles redeemed and the amount of breakage for those AIR MILES reward miles expected to go unredeemed.”

The Company will also enhance its disclosure in its future Quarterly Reports on Form 10-Q.

Outlook

LoyaltyOne, page 34

2.	Comment: We note your response to prior comment 4 and request further clarification regarding the nature of the deferred revenue or profit that has been fully run-off. In this regard, explain how the deferred revenue or profit that resulted from the conversion of the Bank of Montreal’s (“BOM”) agreement to a non-split fee sponsor was calculated and determined. Indicate what the profit represents and explain how the profit is being amortized or recognized in your results (i.e., method of amortization). Did BOM pay an amount above the fair value of the redemption service liability assumed? Further, tell us how the reduction in the deferred revenue for breakage due to the lowering of the estimate to 28% was accounted for. While we note that the reduction of the deferred breakage liability did not affect the total deferred redemption liability, please explain how this reduction amount is being recognized as revenue. Indicate whether this reduction amount is associated with the deferred profit that is being amortized due to the conversion.

Response: Within the AIR MILES® Reward Program operated in the Company’s LoyaltyOne segement (“LoyaltyOne”), LoyaltyOne entered into amendments in May 2008 to its program participation agreement with the Bank of Montreal (“BMO”) whereby LoyaltyOne agreed to assume the obligation for the AIR MILES reward miles previously issued by BMO that were outstanding and expected to be redeemed. Under the terms of the amendments, BMO was also converted from a split fee sponsor to a non-split fee sponsor.

United States Securities and Exchange Commission

Attn: Melissa Walsh

November 29, 2010

Under the terms of a split fee sponsor arrangement, AIR MILES reward miles are billed to the sponsor in two stages, first upon issuance of an AIR MILES reward mile by the sponsor and second upon redemption of the AIR MILES reward mile by the collector. Under the terms of a non-split fee agreement with LoyaltyOne, a sponsor is charged a fee only upon the issuance of an AIR MILES reward mile, which represents payment for both servicing and fulfilling the redemption.

As a result of the May 2008 transaction, BMO paid LoyaltyOne $369.9 million (CDN $367.4 million) to assume the liability on May 30, 2008. Since this represented the obligation associated with fulfilling the redemption, the total consideration for the transaction was allocated to the redemption element of deferred revenue.

The redemption obligation assumed in the transaction with BMO consisted of the fair value of the redemption liability and a residual amount that represented the premium received for assuming the risk associated with the redemption of those outstanding AIR MILES reward miles previously issued by BMO. The redemption obligation assumed represented the number of AIR MILES reward miles expected to be redeemed at the fair value of the redemption element. The residual amount of the funds received in the BMO transaction, i.e., the proceeds less the fair value of the redemption liability, represented the deferred profit, or the premium received. Both amounts were classified as deferred revenue associated with the redemption element and recognized as AIR MILES reward miles were redeemed.

The deferred revenue related to the redemption element consists of two components, deferred revenue – product, for those expected AIR MILES reward miles to be redeemed, and deferred revenue – breakage, for those AIR MILES reward miles not expected to be redeemed.

Due to the nature of the contractual arrangement as a split fee sponsor, AIR MILES reward miles previously issued by BMO had been excluded from the Company’s estimate of breakage as BMO bore the responsibility of redemption and therefore no breakage revenue was recorded. However, converting BMO from a split fee sponsor to a non-split fee sponsor required the Company to include these AIR MILES reward miles previously issued by BMO in its analysis of breakage. Based on the Company’s analysis of the redemption activity of the AIR MILES reward miles assumed from BMO, it was determined that there was a higher redemption rate due to the ability of a BMO credit cardholder to collect AIR MILES reward miles over their entire spend. Thus, including AIR MILES reward miles issued to BMO collectors in the overall analysis resulted in a lower breakage rate. The Company accounted for the change in its breakage rate from 33% to 28% as a change in accounting estimate as defined in Accounting Standards Codification Topic 250 “Accounting Changes and Error Corrections.”

United States Securities and Exchange Commission

Attn: Melissa Walsh

November 29, 2010

The impact of the change in estimate of the Company’s breakage rate required a “cumulative catch up” adjustment, i.e., the Company increased its redemption liability, deferred revenue – product, such that the liability as of June 1, 2008 represented an estimate that the outstanding AIR MILES reward miles would be redeemed at a rate of 72%. Additionally, the Company analyzed the number of AIR MILES reward miles issued that were not expected to be redeemed that have been recognized to date in its financial statements. This resulted in a reclassification from deferred revenue - breakage to deferred revenue – product. The remaining amount of deferred revenue –breakage was recognized over the remaining weighted average life of the AIR MILES reward miles. The deferred revenue – product, including the deferred profit associated with the BMO transaction, was recognized as AIR MILES reward miles were redeemed.

3.	Comment: Please explain your statement that [the] AIR MILES Reward Program tends to be resilient during economic swings, considering that AIR MILES reward miles issued during the third quarter of 2010 declined as a result of less promotional activity in the grocer sector and less buoyant consumer spending brought on by the slowing economic recovery in Canada. In this regard, we note that in response to comment 3 in your letter dated August 13, 2010, you indicate that the resiliency of the AIR MILES Reward Program relates to your top sponsors being in non-discretionary retail categories such as grocery stores, gas stations and pharmacies.

Response: The Company believes that the program is resilient through economic swings, as demonstrated by the fact that notwithstanding the downturn in the economy, AIR MILES reward miles issued grew modestly during the respective periods. In 2008, 2009, and year to date through September 30, 2010, AIR MILES reward miles issued grew at 7.7%, 1.9% and 1.5%, respectively. In the Form 10-Q for the quarter ended June 30, 2010, the Company stated that “[p]romotional activity, which can vary by quarter based upon sponsors’ marketing strategies, generally remains stable on a yearly basis.” In the third quarter of 2010, the largest grocer sponsor in the AIR MILES Reward Program significantly reduced its promotional activity, negatively impacting issuance growth. As such, the Company made the following disclosure in the Form 10-Q for the quarter ended September 30, 2010:

United States Securities and Exchange Commission

Attn: Melissa Walsh

November 29, 2010

“AIR MILES reward miles issued during the third quarter of 2010 decreased 3.9% compared to the third quarter of 2009 due to reduced promotional activity in the grocer sector and generally flat consumer credit card spending compared to the prior corresponding quarter. Growth in credit card spending was sluggish as a result of less buoyant consumer spending brought on by the slowing of the economic recovery in Canada.”

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn

Charles L. Horn,
Executive Vice President and Chief Financial Officer

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway
Plano, TX 75024

Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway
Plano, TX 75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201